EVERCORE

October 5, 2022

Office of the Secretary
United States Securities and Exchange Commission
100 F Street
Washington, DC 20549

Ladies and Gentlemen:

We write regarding the registration statement (File No. 333-264811) (the "Registration Statement")
of AMCI Acquisition Corp. II (the "Issuer") concerning a proposed business combination (the
"Transaction") between the Issuer and LanzaTech NZ, Inc. As of the date hereof, the Registration
Statement has not yet been declared effective.

This correspondence is to advise you that, effective as of September 29, 2022, Evercore Group L.L.C.
has resigned from and ceased or refused to act in any capacity, role or relationship as contemplated
under its agreements with the Issuer or any other capacity, role or relationship in connection with
the Transaction or as otherwise described in any registration statement relating to the Transaction
filed with the U.S. Securities and Exchange Commission ("SEC"). We further advise you that
pursuant to Section 11(b)(1) of the U.S. Securities Act of 1933, as amended (the "Securities Act"),
our firm will not be responsible for any portion of any registration statement filed with the SEC in
connection with, or relating to, the Transaction, including any amendments thereto, or any other
disclosure filed with a regulatory authority, including the SEC, by any party to the Transaction or
otherwise made in connection with the Transaction.

Please see enclosed the Termination Letter between Evercore Group L.L.C. and the Issuer.

Please be advised that nothing herein is intended to constitute an acknowledgment or admission,
and we expressly deny, that we have been or are an underwriter (within the meaning of
Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with
respect to the Transaction.

Sincerely,

Evercore Group L.L.C.



By:

Kenneth Masotti
Chief Legal Officer
Evercore Group L.L.C.
55 East 52nd Street
New York, NY 10055

cc: Laura Crotty, SEC Examiner